[PERFICIENT, INC. LETTERHEAD]

July 21, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 7010
Washington, D.C.  20549-7010
Attention:     Maryse Mills-Apenteng

Re:           Perficient, Inc.
Registration Statement on Form S-3
Filed July 11, 2008
File No. 333-152274

Ladies and Gentlemen:

I am writing on behalf of Perficient, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by telephone July 18, 2008, with respect to the review of the Company’s Registration Statement on Form S-3 initially filed with the Commission on July 11, 2008, File No. 333-152274 (“Registration Statement”).

At the request of the Staff, we have filed this response to the Staff’s comments through EDGAR.

Prospectus Cover Page

1.
On the cover page to the prospectus, the first sentence of the second paragraph states “We will provide the specific terms of the securities in one or more supplements to this prospectus.”  Our understanding is that the Staff wants the Company to disclose which, if any, terms of the securities are not already included in the documents incorporated by reference.

The Company confirms that there are no additional terms of the securities not already included in the documents incorporated by reference.  This language was intended to state that the Company will provide updated information related to the terms of any future offering of the securities.  We have revised this sentence accordingly in response to the Staff’s comments.

2.	It is our understanding that the Staff does not believe that the Company should provide the table listing all existing resale shelf registrations on the cover page to the prospectus.

In response to the Staff’s comments, we have deleted the table listing all existing resale shelf registrations from the cover.

Undertakings

3.	The Staff has requested that the Company include the undertaking required under Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comments, we have added the undertaking required under Item 512(a)(6) of Regulation S-K.

Please direct any questions, comments or requests for additional information to the undersigned at (314) 529-3551 or to our outside legal counsel, J. Nixon Fox, III at (512) 542-8427.  Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Paul E. Martin

Paul E. Martin
Chief Financial Officer
Perficient, Inc.